TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 1, 2016
Manulife announces intention to redeem
 4.448% Senior Debentures

TORONTO – Manulife Finance (Delaware), L.P. ("MFLP"), an indirect wholly-owned subsidiary of Manulife Financial Corporation, today announced its intention to redeem at par on December 15, 2016 all of its outstanding $550,000,000 principal amount of 4.448% Senior Debentures (the "Debentures") due December 15, 2026. The Debentures are redeemable at MFLP's option on or after December 15, 2016 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MFLP's Trust Indenture.
Interest on the Debentures will cease to accrue on the redemption date.
Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to MFLP's intention to redeem the Debentures. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to general business and economic conditions. Additional information about material factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.
About Manulife
Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions. We operate as John Hancock in the United States, and Manulife elsewhere. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers. At the end of June 2016, we had $934 billion (US$718 billion) in assets under management and administration, and in the previous 12 months we made more than $25.4 billion in benefits, interest and other payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

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